SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL MOTORS CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

(Name of Filing Persons (Offerors))

common stock, par value

$1 2/3 per share

(Title of Class of Securities)

370442105

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

Copy to:

Terry Christensen

Christensen, Miller, Fink,

Jacobs, Glaser, Weil & Shapiro, LLP

10250 Constellation Blvd

19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The following press release was issued by Tracinda Corporation on May 4, 2005:

NEWS

FOR IMMEDIATE RELEASE

Contact:	Anna Cordasco/ Stephanie Pillersdorf/ Carrie Bloom
Citigate Sard Verbinnen 212/687 - 8080

Tracinda Announces Tender for General Motors Shares

LOS ANGELES, CA — May 4, 2005 — Tracinda Corporation today announced that it intends to make a cash tender offer for up to 28,000,000 shares of common stock, par value $1 2/3 per share, of General Motors Corporation (NYSE: GM) at a price of $31.00 per share. The offer price is without regard to General Motors’ regular quarterly dividend of $.50 per share expected to be paid in June 2005. Accordingly, stockholders will be entitled to retain the dividend expected to be paid in June 2005. The offer price, including the regular quarterly dividend, represents an approximately 13.43% premium over General Motors’ closing stock price of $27.77 on May 3, 2005. The tender offer will be subject to customary conditions for transactions of this type. The tender offer will not be subject to any financing condition or any other non-customary conditions.

Tracinda Corporation, of which Mr. Kirk Kerkorian is the sole shareholder, currently owns 22,000,000 shares of General Motors common stock, which represents approximately 3.89% of the outstanding shares. Tracinda’s average cost for such shares is approximately $26.33 per share.

The shares to be purchased pursuant to the offer represent approximately 4.95% of the outstanding shares of General Motors common stock. Upon completion of the offer, Tracinda would beneficially own 50,000,000 shares of General Motors common stock, or approximately 8.84% of the outstanding shares. Tracinda will hold the General Motors common stock for investment purposes.

Tracinda became aware of rumors over the weekend concerning its possible purchase of shares of General Motors stock. Since Tracinda’s acquisition of General Motors stock is solely for investment purposes, it decided to go forward with this tender offer to remove any uncertainty in the marketplace as to its investment intent.

Once the tender offer is commenced, offering materials will be mailed to General Motors stockholders and filed with the Securities and Exchange Commission. General Motors stockholders are urged to read the offering materials when they become available because they will contain important information.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. TRACINDA HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THIS TENDER OFFER STATEMENT OF TRACINDA AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY TRACINDA WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO TRACINDA.

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